

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-mail
Doron Moshe
Chief Financial Officer
Elbit Imaging Ltd.
2 Weitzman Street
Tel Aviv, Israel 64239

     Re: Elbit Imaging, Ltd.
             Form 20-F for fiscal year ended December 31, 2012
             Filed May 14, 2013
             Form 20-F for fiscal year ended December 31, 2011
             Filed April 25, 2012
             File No. 0-28996

Dear Mr. Moshe:

     We have reviewed your response dated April 18, 2013 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 67

A. Operating Results, page 79

1.   We note your response to comments 1 and 2 of our letter dated March 15, 2013, as well as your proposed disclosure and updated disclosure within your Form 20-F for the fiscal year ended December 31, 2012 filed May 14, 2013. We continue to note differences in the amounts disclosed for Segment profit (loss) within your Operating Results disclosure and the amounts included in your Segment Reporting footnote. Please reconcile and explain. Please note that if you present segment profit measures that are inconsistent with your measures reported under IFRS 8, these measures are considered non-IFRS and

would require additional disclosures. In addition, your segment discussion should include a complete discussion of the reconciling items that are not allocated to each of the segment performance measures; for example, you have not addressed the allocation of your financial expenses. Please expand your discussion further in future filings.

Form 6-K filed March 21, 2013

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-18

M. Trading property and prepayment:, page F-25

2.   We continue to consider the classification of your commercial centers as trading property. You state that you expanded your operating cycle to be up to eight years in response to the lingering real estate and financing crisis in CEE. You also state that your classification of your commercial centers as trading property is based on your continued intentions to sell the completed centers in the normal course of your operating cycle. Please specifically tell us how you considered the guidance in paragraph 68 of IAS 1. We question whether your normal operating cycle is "clearly identifiable" in light of the uncertainty surrounding the period of time it will take for realization of these centers into cash or cash equivalents. We note that you have been unable to sell due to insufficient sale yields as well as difficulties with available financing. In this regard, there appears to be a lack of historical experience since 2008 to support the determination of your operating cycle. Thus, please clarify why you do not assume your operating cycle to be twelve months. We may have further comment.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant